Exhibit 99.1

Four Seasons Education Reports First Half of Fiscal Year 2024 Unaudited Financial Results

SHANGHAI, November 22, 2023 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced its unaudited financial results for the first half of fiscal year 2024, ended August 31, 2023.

Financial and Operational Highlights for the First Half of Fiscal Year 2024

•
Revenue increased by 347.5% to RMB61.8 million (US$8.5 million), compared to RMB13.8 million in the same period of last year.
•
Gross profit increased by 650.1% to RMB26.7 million (US$3.7 million) from RMB3.6 million in the same period of last year.
•
Operating income was RMB0.9 million (US$0.1 million), compared to an operating loss of RMB25.3 million in the same period of last year.
•
Adjusted operating income(1) (non-GAAP) was RMB2.7 million (US$0.4 million), as compared to an adjusted operating loss of RMB23.3 million in the same period of last year.
•
Net income was RMB5.7 million (US$0.8 million), compared to a net loss of RMB23.9 million in the same period of last year.
•
Adjusted net income(2) (non-GAAP) was RMB6.2 million (US$0.9 million), as compared to an adjusted net loss of RMB18.4 million in the same period of last year.
•
Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB2.70 (US$0.37), as compared to a net loss of RMB11.23 in the same period of last year. Each ADS represents ten ordinary shares.
•
Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB2.93 (US$0.41), compared to a net loss of RMB8.65 in the same period of last year.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments.

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

Ms. Yi (Joanne) Zuo, Chief Executive Officer and Director of Four Seasons Education said, “We experienced a strong recovery in the six months ended August 31, 2023, evidenced by a triple-digit percentage growth in total revenues which drove our gross margin to approximately 43%. The substantial revenue increase was primarily attributable to the robust growth of our tourism business, as well as the increase of the non-academic tutoring business. Additionally, our bottom line turned positive in the period as a result of the improved operating leverage and prudent cost management.

“Excitingly, we experienced rapid growth in both our domestic and outbound tourism business for all ages. Furthermore, beyond the regular travel agency business, we capitalized on our abundant study resources and keen industry sense to roll out a broad array of themed enrichment learning trip programs for students. We are also actively developing and providing tourism programs tailored for senior adults. Meanwhile, operations and construction at our proprietary study camps are progressing well. We have been steadily expanding the service offerings of our study camps in operation and construction at our new camp in Jiangxi province is on course with partial facilities set to open next year.

“Furthermore, we witnessed encouraging progress in advancing our non-academic tutoring programs as we maintained our strategic focus on enriching and diversifying our non-academic offerings to meet learning needs across broader age groups. Moreover, we further expanded our footprint in school-based tutoring product solutions and training programs for teachers. Leveraging our in-depth expertise and experience in the education sector, we have recently embarked on our overseas learning preparation and consulting businesses, with the goal of providing our customer groups and communities with more comprehensive services.

“Moving forward, we plan to further explore new business opportunities that align with relevant rules and regulations in the tourism and education-related services sectors. As we navigate market dynamics and cycles, we remain committed to advancing our strategy to develop our business and increase shareholder value by further enriching our service offerings, diversifying our customer base and investing in our core capabilities,” Ms. Zuo concluded.

First Half Fiscal Year 2024 Financial Results

Revenue increased by 347.5% to RMB61.8 million (US$8.5 million) in the first half of fiscal year 2024, from RMB13.8 million in the same period of last year, mainly driven by the rapid growth in the Company’s tourism and non-academic tutoring businesses.

Cost of revenue increased by 242.6% to RMB35.1 million (US$4.8 million) in the first half of fiscal year 2024 from RMB10.3 million in the same period of last year, mainly due to the increase in cost related to the Company’s tourism business and the staff cost of the Company’s non-academic tutoring business, which is in line with the revenue growth.

Gross profit increased by 650.1% to RMB26.7 million (US$3.7 million) in the first half of fiscal year 2024 from RMB3.6 million in the same period of last year.

General and administrative expenses decreased by 10.6% to RMB23.5 million (US$3.2 million) in the first half of fiscal year 2024 from RMB26.3 million in the same period of last year, mainly attributable to the one-time expenses associated with the stock reserve split-up incurred last year.

Sales and marketing expenses decreased by 11.2% to RMB2.2 million (US$0.3 million) in the first half of fiscal year 2024 from RMB2.5 million in the same period of last year, mainly resulting from the Company’s cost control initiatives.

Operating income was RMB0.9 million (US$0.1 million) in the first half of fiscal year 2024, compared with an operating loss of RMB25.3 million in the same period of last year. Adjusted operating income(1) (non-GAAP), which is calculated as operating income (loss) excluding share-based compensation expenses, was RMB2.7 million (US$0.4 million) in the first half of fiscal year 2024, compared with an adjusted operating loss of RMB23.3 million in the same period of last year.

Other income, net was RMB2.7 million (US$0.4 million) in the first half of fiscal year 2024, compared with other expenses of RMB0.8 million in the same period of last year.

Income tax expense was RMB0.2 million (US$0.02 million) in the first half of fiscal year 2024, compared with income tax benefit of RMB0.6 million in the same period of last year.

Net income was RMB5.7 million (US$0.8 million) during the first half of fiscal year 2024, compared with a net loss of RMB23.9 million in the same period of last year. Adjusted net income(2) (non-GAAP), which is calculated as net income (loss) excluding share-based compensation expenses and fair value change of the Company’s investments, was RMB6.2 million (US$0.9 million), compared with an adjusted net loss of RMB18.4 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders in the first half of fiscal year 2024 were both RMB2.70 (US$0.37), compared with a net loss of RMB11.23 in the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) in the first half of fiscal year 2024 were both RMB2.93 (US$0.41), compared with an adjusted net loss of RMB8.65, for the same period of last year.

Cash and cash equivalents. As of August 31, 2023, the Company had cash and cash equivalents of RMB221.2 million (US$30.5 million), compared with RMB175.7 million as of February 28, 2023.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of non-academic tutoring programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups. For more information, please visit https://ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments (net of tax effect). Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2582 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2023.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2023	2023	2023
		Unaudited	Unaudited
	RMB	RMB	USD
Current assets
Cash and cash equivalents	175,696	221,191	30,475
Accounts receivable and contract assets	887	6,217	857
Other receivables, deposits and other assets	7,306	8,571	1,181
Amounts due from related parties, net	11,127	10,412	1,435
Short-term investments	24,332	-	-
Short-term investments under fair value	156,639	136,645	18,826
Long-term investments under fair value – current	135,201	139,773	19,257
Total current assets	511,188	522,809	72,031

Non-current assets
Restricted cash	1,362	1,652	228
Property and equipment, net	13,979	25,357	3,494
Operating lease right-of-use assets	29,379	28,468	3,922
Intangible assets, net	2,476	2,087	288
Goodwill	-	1,125	155
Deferred tax assets	601	881	121
Long-term investment	27,500	36,500	5,029
Long-term investment under fair value – non-current	13,583	14,124	1,946
Other non-current assets	972	956	132
Total non-current assets	89,852	111,150	15,315
TOTAL ASSETS	601,040	633,959	87,346

Current liabilities
Amounts due to related parties	867	2,124	293
Accrued expenses and other current liabilities	59,542	65,587	9,036
Operating lease liabilities – current	2,531	1,768	244
Income tax payable	17,171	17,549	2,418
Deferred revenue	7,269	12,893	1,776
Total current liabilities	87,380	99,921	13,767

FOUR SEASONS EDUCATION (CAYMAN) INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2023	2023	2023
		Unaudited	Unaudited
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	575	575	79
Operating lease liabilities – non-current	1,195	1,502	207
Total non-current liabilities	1,770	2,077	286
TOTAL LIABILITIES	89,150	101,998	14,053

EQUITY
Total equity	511,890	531,961	73,293
TOTAL LIABILITIES AND EQUITY	601,040	633,959	87,346

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2022	2023	2023
	RMB	RMB	USD
Revenue
-- Revenue from third parties	9,899	60,718	8,365
-- Revenue from related parties	3,917	1,113	153
Total revenue	13,816	61,831	8,518
Cost of revenue	(10,258)	(35,143)	(4,842)
Gross profit	3,558	26,688	3,676

General and administrative expenses	(26,343)	(23,549)	(3,244)
Sales and marketing expenses	(2,526)	(2,244)	(309)
Operating income (loss)	(25,311)	895	123

Subsidy income	1,238	49	7
Interest income, net	377	2,224	306
Other income/ (expenses), net	(799)	2,698	372
Income (loss) before income taxes	(24,495)	5,866	808

Income tax benefit/ (expense)	642	(154)	(21)

Net income (loss)	(23,853)	5,712	787
Net income (loss) attributable to non-controlling interest	(1,940)	664	91
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(21,913)	5,048	696

Net income (loss) per ordinary share:
Basic	(1.03)	0.24	0.03
Diluted	(1.03)	0.24	0.03

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	21,238,806	21,189,215	21,189,215
Diluted	21,238,806	21,189,215	21,189,215

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2022	2023	2023
	RMB	RMB	USD
Net income (loss)	(23,853)	5,712	787
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	34,317	1,641	226
Comprehensive income	10,464	7,353	1,013
Less: Comprehensive income (loss) attributable to non-controlling interest	(1,940)	664	91
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	12,404	6,689	922

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2022	2023	2023
	RMB	RMB	USD
Operating income (loss)	(25,311)	895	123
Add: share-based compensation expenses	2,012	1,800	248
Adjusted operating income (loss) (non-GAAP)	(23,299)	2,695	371

Net income (loss)	(23,853)	5,712	787
Add: share-based compensation expenses (net of tax effect of nil)	2,012	1,800	248
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	3,471	(1,304)	(180)
Adjusted net income (loss) (non-GAAP)	(18,370)	6,208	855

Basic net income (loss) per ADS attributable to ordinary shareholders	(11.23)	2.70	0.37
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.95	0.85	0.12
Add: fair value change of investments per ADS attributable to ordinary shareholders	1.63	(0.62)	(0.08)
Adjusted basic net income (loss) per ADS attributable to ordinary shareholders (non-GAAP)	(8.65)	2.93	0.41
Diluted net income (loss) per ADS attributable to ordinary shareholders	(11.23)	2.70	0.37
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.95	0.85	0.12
Add: fair value change of investments per ADS attributable to ordinary shareholders	1.63	(0.62)	(0.08)
Adjusted diluted net income (loss) per ADS attributable to ordinary shareholders (non-GAAP)	(8.65)	2.93	0.41
Weighted average ADSs used in calculating earnings per ADS
Basic	2,123,881	2,118,922	2,118,922
Diluted	2,123,881	2,118,922	2,118,922